AURORA MOBILE LIMITED

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

September 20, 2023

VIA EDGAR

Ms. Becky Chow

Mr. Stephen Krikorian

Mr. Austin Pattan

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aurora Mobile Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

Response Letter Dated July 21, 2023

File No. 001-38587

Dear Ms. Chow, Mr. Krikorian, Mr. Pattan and Mr. Spirgel:

This letter sets forth the Company’s response to the comments contained in the letter dated August 8, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response letter dated July 21, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Letter Dated July 21, 2023

Item 3. Key Information, page 3

1.	Please update your analysis under Section 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act to account for information as of the most recent fiscal quarter end.

The more detailed analyses requested below reflect unaudited information as of June 30, 2023, which is the Company’s most recent fiscal quarter end, and contain updated unaudited financial information for the Company in addition to the additional information requested with respect to the Company’s subsidiaries.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

2.

Thank you for your detailed legal analysis regarding whether the Company meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. However, in our prior questions, we also asked that you also provide a similarly detailed response regarding whether each of the Company’s subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. Please provide that analysis and, in your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor as they apply to each of the Company’s subsidiaries.

Section 3(a)(1)(A) of the Investment Company Act defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added).

The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the Commission and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

Although the Commission has not indicated how much emphasis should be placed on any particular criterion, it has indicated that, in general, more significance should be placed on the character of a company’s assets (as evidenced by the relative percentage of a company’s assets invested in operating businesses (“operating assets”) versus investment instruments (“investment assets”)), and the sources of the company’s present income (as evidenced by the relative percentage of the company’s income derived from operating assets versus investment assets).2 However, other factors may outweigh the foregoing factors, such as the company’s need for cash for operations or acquisitions or other needs. In general, Commission and court decisions indicate that if an applicant has demonstrated significant activity in a non-investment business, a need for available capital, and the absence of public representations that it is in the investment business, no registration is required.

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).
[2]	Investment Company Act Release No. IC-10937, supra note 1; Tonopah, 26 S.E.C. at 427.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Historical Development

Since 2014, the Company has devoted itself to the business of providing customer engagement and marketing technology services in mainland China. The Company was launched in May 2012 as Shenzhen Hexun Hungu Information Technology Co., Ltd., or Hexun Huagu. The current shareholders of Hexun Huagu are Mr. Weidong Luo and Mr. Guangyan Chen. In May 2012, UA Mobile Limited was incorporated in the British Virgin Islands by KK Mobile Limited, a company wholly owned by Mr. Weidong Luo. UA Mobile Limited set up a wholly-owned subsidiary, KK Mobile Investment Limited, in Hong Kong in June 2012. In April 2014, Aurora Mobile Limited was incorporated in the Cayman Islands as an offshore holding company to facilitate financing and offshore listing. Subsequently, Mr. Weidong Luo transferred his entire ownership of UA Mobile Limited to Aurora Mobile Limited. In June 2014, KK Mobile Investment Limited established a wholly-owned subsidiary in mainland China, JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush. On August 5, 2014, the Company obtained the ability to direct the business operations of Hexun Huagu through Shenzhen JPush by entering into a series of contractual arrangements with Hexun Huagu and its then shareholders, whom were Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang.

The Company is a holding company that conducts its business through its subsidiaries and VIE, as described above. Therefore, the discussions of the Tonopah Factors as they apply to the Company are equally applicable to its subsidiaries and the VIE, and this aspect of the Section 3(a)(1)(A) analysis is clarified in the following discussions.3

The Company and its subsidiaries and VIE have historically generated revenue from both their software-as-a-service (“SAAS”) businesses and targeted marketing. The Company and its subsidiaries and VIE strategically wound down their targeted marketing business in 2020, and beginning in 2021, the Company and its subsidiaries and VIE shifted their focus to the SAAS businesses.

The Company’s and its subsidiaries’ and VIE’s devotion to their business of providing customer engagement and marketing technology services leveraging mobile behavioral data is demonstrated by the fact that substantially all of their revenue and income is derived from subscription and service fees generated from their SAAS businesses. For each of the unaudited twelve month periods ended June 30, 2022 and June 30, 2023, over 99% of the Company’s total revenue (which, for this purpose, includes income from investment assets) was derived from subscription and service fees relating the Company’s and its subsidiaries’ and VIE’s SAAS businesses, and not from investment assets. Similarly, more than 99% of the Company’s and its subsidiaries’ and VIE’s expenses for the unaudited twelve month period ended June 30, 2023 were incurred in connection with their SAAS businesses.

[3]

References to “subsidiaries” in this letter include only the Company’s subsidiaries that are material to this analysis, as acknowledged in the Staff’s comment #3, below: UA Mobile Limited, KK Mobile Investment Limited and JPush Information Consultation (Shenzhen) Co., Ltd. References to the “VIE” include only Shenzhen Hexun Huagu Information Technology Co., Ltd. The VIE is included in this analysis and in the calculation provided in response to the Staff’s comment #3, below, even though it is not expressly referenced in the Staff’s comment #3, below, given the Company’s position is that the VIE is the functional equivalent of an indirect wholly-owned subsidiary of the Company for purposes of the Investment Company Act (expressed in response to comment #2 in its July 21, 2023 response letter to the Staff). Reference is also made to the structure chart included in the Company’s July 21, 2023 response letter.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Public Representations

Neither the Company nor any of its subsidiaries and VIE has ever held itself out to the public (or to investors) as an investment company. The Company and its subsidiaries and VIE were organized for the purpose of, and since the Company became a public company in 2018 has always stated that their business purpose is, providing customer engagement and marketing technology software services leveraging device-level mobile behavioral data gathered through the Company’s and its subsidiaries’ and VIE’s comprehensive suite of mobile application developer services. The price of the Company’s American depositary shares moves in response to changes in its revenue growth and operating profits, among other factors, rather than changes in its investment income.4 To the best of the Company’s knowledge, securities and investment analysts view the Company’s consolidated cash position and investment assets in terms of whether the Company and its subsidiaries and VIE appear to have the resources to carry out their business plan and not whether their investment assets merit investment in the Company in order to obtain an interest in its and its subsidiaries’ and VIE’s investment returns. Moreover, neither the Company nor its subsidiaries and VIE devote attention to or disclose their financial management or securities activities on their web site or in their public documents except as required by law.

Officers and Employees

The business activities of the Company’s and its subsidiaries’ and VIE’s officers and employees historically have been devoted almost exclusively to the pursuit of the governance and operational activities involved to support their business of providing customer engagement and marketing technology services leveraging mobile behavioral data.

As of June 30, 2023, the Company and its subsidiaries and VIE had 429 employees, none of whom are actively engaged in managing the Company’s and its subsidiaries’ and VIE’s investments on a full-time basis. All of the Company’s and its subsidiaries’ and VIE’s officers and employees devote substantially all of their time and business efforts to their SAAS businesses, including providing mobile application developer services to facilitate the gathering of device-level mobile behavioral data and providing customer engagement and marketing services leveraging such data, and to functions that support those businesses and not to managing investments owned by the Company and its subsidiaries and VIE. These employees are actively engaged in growing the Company’s and its subsidiaries’ and VIE’s business and utilize the Company’s and its subsidiaries’ and VIE’s cash to fund the Company’s and its subsidiaries’ and VIE’s business operations.

[4]

See, e.g., Securities and Exchange Commission v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (finding that Section 3(b)(1) of the Investment Company Act is about considerations other than assets (or at least in addition to assets) and stating “what principally matters is the beliefs the company is likely to induce in investors” and whether “its portfolio and activities [would] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Sources of Income

The Company’s and its subsidiaries’ and VIE’s income is derived mainly from their SAAS businesses, and prior to 2021 from targeted marketing revenues.

Over 99% of the Company’s and each subsidiary’s and the VIE’s total revenue (which, for this purpose, includes income from investment assets) for each of the unaudited 12 months ended June 30, 2022 and June 30, 2023 was derived from their SAAS businesses such as providing developer services, market intelligence, financial risk management and location-based intelligence services, and not from investment assets. Similarly, more than 99% of the Company’s and each subsidiary’s and the VIE’s expenses for the unaudited 12 months ended June 30, 2023 were incurred in connection with providing developer services, market intelligence, financial risk management and location-based intelligence services, and not in connection with investment activities. Although the Company, its subsidiaries and the VIE were in a net loss position for the unaudited 12 months ended June 30, 2023, virtually all of the Company’s, its subsidiaries’ and the VIE’s revenue and expenses were derived from, or incurred in connection with, services relating to the Company’s, its subsidiaries’ and the VIE’s SAAS businesses, including providing mobile application developer services to facilitate the gathering of device-level mobile behavioral data and providing customer engagement and marketing services leveraging such data, and not from investment assets.5

Nature of Present Assets

As described in more detail in response to comment #3,6 investment securities represent the following approximate percentages of the Company’s, each subsidiary’s and the VIE’s unaudited adjusted total assets as of June 30, 2023 when calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act:

[5]

See DRX, Inc., SEC Staff No-Action Letter (Jun. 28, 1988) (stating, with respect to the Rule 3a-1 income test, “[W]e believe the Commission’s intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income.”).

[6]	The Company expressly notes that the percentages reflected below are qualified in all respects by the analysis described in further detail in response to comment #3.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Entity	Section 3(a)(1)(C) Percentage
Aurora Mobile Limited (the Company)	4.63%
UA Mobile Limited	0.00%
KK Mobile Investment Limited	0.00%
JPush Information Consultation (Shenzhen) Co., Ltd.	32.20%
Shenzhen Hexun Huagu Information Technology Co., Ltd. (the VIE)	31.41%

Because these amounts are less than 45% of each entity’s adjusted total assets, this factor indicates that none of the Company, its subsidiaries or the VIE is engaged in an investment company business.7

3.

While we appreciate the summary calculations you provided in Appendix A of your response letter, the staff’s question specifically asked that the Company identify each constituent part of the numerators and denominators when performing your analysis under section 3(a)(1)(C) of the Investment Company Act. Accordingly, please provide all relevant calculations under Section 3(a)(1)(C), identifying and describing each constituent part of the numerators and denominators for UA Mobile Limited, KK Mobile Limited, and JPush Information Consultation (Shenzhen) Co., Ltd. In doing so, please (i) specifically describe the types of assets included within “cash and cash equivalents,” “long-term investments” and “short-term investments” on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations.

The requested detail is as follows:8

Legend

Excluded from Numerator and Denominator as a Cash Item

[7]

See Investment Company Act Release No. IC-10937, supra note 1 (“As a general rule, however, if a company has no more than 45 percent of its assets invested in—and derives no more than 45 percent of its income from—investment securities, it is primarily engaged in a business other than being an investment company. Accordingly, it would not appear necessary or appropriate in the public interest for the Commission to regulate such a company under the [Investment Company] Act.”).

[8]

Reference is again made to the structure chart included in the Company’s July 21, 2023 response letter. Additionally, as was the case at 12/31/2022 and stated in the Company’s July 21, 2023 response letter, at 6/30/2023 none of the Company, its subsidiaries or the VIE had any “short-term investments” on its balance sheet.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Investment Security Included in Numerator and Denominator

Non-Investment Security Included in the Denominator and Excluded from the Numerator

Aurora Mobile Limited (the Company) 6/30/2023 (unaudited) (USD)
Cash and cash equivalents	2,945,216
Prepayments	93,491
Other receivables	1,935,134
Value of subsidiary	127,422,195
Other long-term equity investments	5,564,885
Convertible note	713,657

Total Assets	138,674,578
Adjusted Total Assets (B)	135,729,362
Investment Securities (A)	6,278,542
40% Test (A/B)	4.63%

Notes

1.	Cash and cash equivalents consists of demand deposits.

2.	Other receivables consist of amounts due from inter companies ($1,931,516) and “other” ($3,618). Amounts due from inter companies reflect service charges and other operational receivables.

3.	Other long-term equity investments are investments made in third party companies.

4.

The Company does not concede that the convertible note is an investment security; however, for purposes of this response, the Company has treated it as an investment security. The value of the convertible note includes interest receivable.

UA Mobile Limited 6/30/2023 (unaudited) (USD)
Cash and cash equivalents	(64)
Value of subsidiary	127,422,195

Total Assets	127,422,131
Adjusted Total Assets (B)	127,422,195
Investment Securities (A)	0
40% Test (A/B)	0.00%

KK Mobile Investment Limited 6/30/2023 (unaudited) (USD)
Cash and cash equivalents	266,651
Trade receivables	5,118
Prepayments	14,822
Other receivables	6,168,727
Value of subsidiary	127,011,116

Total Assets	133,466,434
Adjusted Total Assets (B)	133,199,783
Investment Securities (A)	0
40% Test (A/B)	0.00%

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Notes

1.	Cash and cash equivalents consists of demand deposits.

2.

Other receivables consist of VAT and other surcharges ($1,350), amounts due from inter companies ($6,167,185) and “other” ($191). Amounts due from inter companies reflect service charges and other operational receivables.

JPush Information Consultation (Shenzhen) Co., Ltd. 6/30/2023 (unaudited) (RMB)
Cash and cash equivalents	6,606,106
Trade receivables	402,825,948
Prepayments	369,993
Other receivables	157,711,663
Property and equipment, net	1,436,086
Right-of-use asset	1,757,736
Intra-Company group loans	267,889,420

Total Assets	838,596,952
Adjusted Total Assets (B)	831,990,846
Investment Securities (A)	267,889,420
40% Test (A/B)	32.20%

Notes

1.	Cash and cash equivalents consists of demand deposits.

2.

Other receivables consist of VAT and other surcharges (RMB261,210), prepaid joint technology development fee (RMB1,554,717), amounts due from inter companies (RMB155,048,816), office rental deposit (RMB518,550) and “other” (RMB328,370). Amounts due from inter companies reflect service charges and other operational receivables.

3.

The Company does not concede that JPush Shenzhen’s intra-Company group loans are investment securities; however, for purposes of this response, the Company has treated these assets as investment securities. The value of the intra-Company group loans includes interest receivable.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 20, 2023

Shenzhen Hexun Huagu Information Technology Co., Ltd. (the VIE) 6/30/2023 (unaudited) (RMB)
Cash and cash equivalents	42,913,063
Restricted Cash	132,000
Trade receivables	61,966,776
Prepayments	11,410,392
Other receivables	202,789,014
Due from related companies	11,143
Property and equipment, net	8,598,683
Intangible assets	1,704,895
Right-of-use asset	7,622,056
Investment in Subsidiary	34,472,889
Other long-term equity investments	100,183,988

Total Assets	471,804,899
Adjusted Total Assets (B)	428,759,836
Investment Securities (A)	134,656,877
40% Test (A/B)	31.41%

Notes

1.	Cash and cash equivalents consists of demand deposits.

2.	Restricted cash is cash held as a performance bond against a contract with a customer.

3.

Other receivables consist of VAT and other surcharges (RMB1,857,997), refund of land-use rights (RMB9,603,343), amounts due from inter companies (RMB187,986,199), office rental deposit (RMB1,738,513) and “other” (RMB1,602,963). Amounts due from inter companies reflect service charges and other operational receivables.

4.	Due from related companies represents a receivable for services from a related party that is not part of the Company group.

5.	Intangible assets represent computer software, systems and technology, brand and customer relationship acquired in a business combination.

6.

The Company does not concede that Hexun Huagu’s investment in its subsidiary is an investment security; however, for purposes of this response, the Company has treated this asset as an investment security.

7.	Other long-term equity investments are investments made in third party companies.

*            *             *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 755-8388-1462 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Aurora Mobile Limited

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Maple Liao, Partner, Ernst & Young Hua Ming LLP

10